Zentek Engages Vimta Labs for Clinical Research

Guelph, ON - March 10, 2022, Zentek Ltd. ("ZEN" or the "Company") (TSX-V: ZEN and OTC: ZENYF), a Canadian IP (Intellectual Property) development and commercialization company focused on next-gen healthcare solutions, today announces that it has retained Vimta Labs Limited ("Vimta"), a leading clinical research organization in India, to begin studies of ZEN's ZenGUARD™ active ingredient as a potential treatment of infectious skin disease.

Vimta will be performing pre-clinical research on ZEN's novel graphene oxide-silver active ingredient including collecting the in vitro and in vivo data that is required for the submission of an Investigational New Drug to the United States Food and Drug Administration (FDA) which is a requirement for the administration of a new drug in humans.

The pre-clinical program includes the following research:

1. The permeation of the graphene oxide-silver active ingredient in three different formulations to select a formulation that will be used for the remaining studies;

2. Analytical and bioanalytical studies to calibrate the detection of the active ingredient in biological samples;

3. Acute studies of high dosages of the active ingredient for dermal application;

4. Genetic toxicity studies; and

5. Safety pharmacology studies and general toxicity studies.

The pre-clinical work with Vimta will begin immediately and is scheduled to be completed by Q4 2022.

The Company decided to move forward with this work following cytotoxicity studies with Nucro-Technics and positive anecdotal results of various human skin infections including acne, warts and toenail fungal infections. There were no adverse effects recorded during these anecdotal trials.

These human anecdotal cases form part of ZEN's patent application filed December 21, 2021, under the Patent Cooperation Treaty entitled "Graphene-Silver Nanocomposites and Uses For Same As a Broad-Spectrum Antimicrobial" which is scheduled to be published on June 22, 2022.

Dr. Kenneth Reed, Dermatologist commented:  "Although anecdotal observations are encouraging, the rigorous scientific analysis performed by Vimta will ensure the safety, formulation, and fortify the basic required data needed for FDA review, prior to the potential launch of a new therapeutic agent. The broad-spectrum antimicrobial effects of ZenGUARD™ make it particularly attractive as a topical formulation for the treatment of cutaneous disease with an infectious etiology."

"This is another excellent example of the application opportunities for our broad-spectrum, patent-pending ZenGUARD™ technology," said Dr. Francis Dubé, Executive Chair at Zentek Ltd. "Consistent with our mission to develop innovative nanotechnologies with our partners, Vimta's commitment to high-quality standards and building sustainable relationships will help Zentek to continue creating solutions that improve people's lives."

About Zentek Ltd.

Zentek is an IP development and commercialization company focused on next-gen healthcare solutions in the areas of prevention, detection and treatment. Zentek is currently focused on commercializing ZenGUARD™, a patent-pending coating shown to have 99% antimicrobial activity, including against COVID-19, and the potential to use similar compounds as products against infectious diseases. The Company also has an exclusive agreement to be the global exclusive commercializing partner for a newly developed aptamer-based rapid pathogen detection technology.

For further information:

Matt Blazei
Tel: (212) 655-0924
Email: mattb@coreir.com

To find out more about Zentek Ltd., please visit our website at www.Zentek.com. A copy of this news release and all material documents in respect of the Company may be obtained on ZEN's SEDAR profile at http://www.sedar.com/.

Forward-Looking Statements

This news release contains forward-looking statements. Since forward-looking statements address future events and conditions, by their very nature they involve inherent risks and uncertainties. Although Zentek believes that the assumptions and factors used in preparing the forward-looking information in this news release are reasonable, undue reliance should not be placed on such information, which only applies as of the date of this news release, and no assurance can be given that such events will occur in the disclosed time frames or at all. Zentek disclaims any intention or obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise, other than as required by law.

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